EXHIBIT 99.3


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                                           Translation of German Language Notice






                              [SANOFI-AVENTIS LOGO]






                                 SANOFI-AVENTIS
                                 Paris, France,
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                                     Notice
          in connection with the mandatory offer to the shareholders of
                           Hoechst Aktiengesellschaft
                             - ISIN DE 0005758007 -
           relating to the determination of adequate cash compensation by Aventis for its intended squeeze-out of the minority shareholders of Hoechst Aktiengesellschaft


Aventis has confirmed its intention to acquire the shares of the minority shareholders of Hoechst Aktiengesellschaft, Frankfurt am Main, pursuant to the squeeze out procedure announced on August 23, 2004 (for information on the squeeze-out see Section 9.2 of the offer document relating to the mandatory offer of Sanofi-Aventis to acquire the shares of Hoechst Aktiengesellschaft, the "OFFER DOCUMENT"). An extraordinary shareholders' meeting of Hoechst Aktiengesellschaft to be held on December 20, 2004 and, should the agenda not be exhaustively dealt with on such day, to be continued on December 21, 2004 will consider and vote on a resolution to transfer the shares of the minority shareholders of Hoechst Aktiengesellschaft to Aventis. The cash compensation set by Aventis for the resolution to be voted on by the extraordinary shareholders' meeting of Hoechst Aktiengesellschaft amounts to EUR 56.50 per bearer share in Hoechst Aktiengesellschaft.

In Section 11.2 of the Offer Document Sanofi-Aventis, subject to certain conditions detailed in the Offer Document, has undertaken to the shareholders of Hoechst Aktiengesellschaft to increase the price per share in Hoechst Aktiengesellschaft in the mandatory offer if and to the extent a higher cash compensation per share is stipulated in a squeeze-out resolution adopted within one year of the announcement of the results of the mandatory offer. An increase of the offer price pursuant to Section 11.2 of the Offer Document would therefore not constitute an amendment of the mandatory offer of Sanofi-Aventis within the meaning of Section 21 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz).

The amount of the cash compensation set by Aventis for the resolution to be voted on by the extraordinary shareholders' meeting of Hoechst Aktiengesellschaft takes into consideration the company value based on a capitalized earnings valuation (Ertragswertbewertung), the average share price on the stock exchange during the last three months and an agreement for the benefit of the outside shareholders which had been concluded in 1999 in connection with the business combination of Hoechst and Rhone-Poulenc. The amount of the cash compensation has been set by the management board of Aventis on the basis of a value appraisal report by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprufungsgesellschaft. The adequacy of the cash compensation set by the management board has been confirmed by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, which has been appointed by resolution of the Local Court of Frankfurt of July 30, 2004 to audit the adequacy of the cash compensation. Information regarding the extraordinary shareholders' meeting and particulars concerning the squeeze-out and the basis for the cash compensation will be contained in the documentation for the extraordinary shareholders' meeting.

Paris, November 5, 2004


Sanofi-Aventis
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